August 12, 2013

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Third Point Reinsurance Ltd.—Request for Acceleration

Registration Statement on Form S-1 (File No. 333-189960)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., as representatives of the several underwriters (the “Representatives”), hereby join in the request of Third Point Reinsurance Ltd. (the “Company”) for acceleration of the above-referenced Registration Statement, as amended, requesting that such Registration Statement become effective on Wednesday, August 14, 2013, at 3:45 p.m. Eastern Time, or as soon thereafter as is practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 8,232 copies of the Company’s Preliminary Prospectus, dated August 5, 2013 through the date hereof, to underwriters, dealers, institutions and others.

The Representatives confirm on behalf of themselves and the several underwriters that they have complied with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
CREDIT SUISSE SECURITIES (USA) LLC
MORGAN STANLEY & CO. LLC
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CITIGROUP GLOBAL MARKETS INC.

J.P. MORGAN SECURITIES LLC

By:	/s/ Ray Craig
Authorized Signatory

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ David Grill
Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Katerina Pergola
Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Ray Peters
Authorized Signatory

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Richard Diaz
Authorized Signatory

[Signature Page to Underwriter Acceleration Request – Third Point Reinsurance Ltd. (File No. 333-189960)]